EXHIBIT 12

BAY VIEW CAPITAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended

	9/30/2002	9/30/2001

Earnings:
Earnings (loss) before income tax expense (benefit)	71,661	(163,801)
Add:
Interest on advances and other borrowings	23,432	46,681
Interest component of rental expense	1,602	1,626

Earnings before fixed charges excluding interest on customer deposits	96,695	(115,494)
Interest on customer deposits	44,509	114,065

Earnings before fixed charges	141,204	(1,429)

Fixed Charges:
Interest on advances and other borrowings	23,432	46,681
Interest component of rental expense	1,602	1,626

Fixed charges excluding interest on customer deposits	25,034	48,307
Interest on customer deposits	44,509	114,065

Total fixed charges	69,543	162,372

Ratio of earnings to fixed charges including interest on customer deposits	2.03	(0.01)
Ratio of earnings to fixed charges excluding interest on customer deposits	3.86	(2.39)